UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

_______________________

Gevity HR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374393106

(CUSIP Number)

Thomas J. Murphy

c/o General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, Connecticut 06830

Tel. No.: (203) 629-8600

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

July 30, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374393106	Page 2 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HR Acquisitions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 3 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 4 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 5 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 6 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 7 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 8 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 9 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 10 of 15

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 374393106	Page 11 of 15

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on May 27, 2008 (the “Schedule 13D”) by the Reporting Persons (as such term is defined in the Schedule 13D) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gevity HR, Inc., a Florida corporation (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below.

The information set forth in the Exhibit to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibit. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On July 30, 2008, General Atlantic Service Company, LLC (an affiliate of the Reporting Persons) (“GASC”) entered into a letter agreement (the “Standstill Agreement”) with the Company whereby GASC and its subsidiaries agree to certain standstill provisions, subject to certain exceptions. This description of the Standstill Agreement is qualified in its entirety by reference to the Standstill Agreement, a copy of which is attached as Exhibit 2 to the Schedule 13D and incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

CUSIP No. 374393106	Page 12 of 15

See Item 4 for a description of the Standstill Agreement. A copy of the Standstill Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 2:	Standstill Agreement, dated as of July 30, 2008 between the Company and GASC.

CUSIP No. 374393106	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2008.

HR ACQUISITIONS, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GENERAL ATLANTIC LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GENERAL ATLANTIC PARTNERS 84, L.P. By: General Atlantic LLC, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAP COINVESTMENTS III, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: A Managing Member
GAP COINVESTMENTS IV, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: A Managing Member

CUSIP No. 374393106	Page 14 of 15

GAPSTAR, LLC By: General Atlantic LLC, Its sole member By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAP COINVESTMENTS CDA, L.P. By: General Atlantic LLC, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAPCO GMBH & CO. KG By: GAPCO Management GmbH, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAPCO MANAGEMENT GMBH By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director

CUSIP No. 374393106	Page 15 of 15

                EXHIBIT 2

to SCHEDULE 13D

STANDSTILL AGREEMENT

PERSONAL AND CONFIDENTIAL

July 30, 2008

General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, CT 06830

Attention: David C. Hodgson

Ladies and Gentlemen:

Reference is made to the letter agreement (the “Non-Disclosure Agreement”), dated as of the date hereof, between you and Gevity HR, Inc., a Florida corporation (“Gevity” and together with its subsidiaries and affiliates, collectively referred herein as the “Company”), regarding your request for certain confidential information regarding a possible negotiated transaction with the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Non-Disclosure Agreement.

In consideration of your being furnished the Evaluation Material, you agree that for a period of six (6) months from the date of this letter agreement, neither you nor any of your subsidiaries will, unless specifically invited in writing by the board of directors of the Company, acting by resolution approved by a majority of all members of the board of directors, directly or indirectly, in any manner (your obligations pursuant to this paragraph being the “Standstill”): (i) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise, any direct or indirect beneficial interest in any voting securities or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any voting securities of the Company; provided, however, that you may deliver a private communication to the Company’s board of directors containing an offer with respect to a transaction which, if consummated, would result in a “change of control” so long as such communication does not compel the Company to publicly announce or disclose such communication; (ii) make, or in any way participate in, directly or indirectly, alone or in concert with others, any public “solicitation” of “proxies” to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission promulgated pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), whether subject to or exempt from the proxy rules, or publicly seek to advise or influence in any manner whatsoever any person or entity with respect to the voting of any voting securities of the Company; (iii) form, join or any way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company; (iv) acquire, offer to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, exchange or otherwise, (a) any of the assets, tangible and intangible, of the Company or (b) direct or indirect rights, warrants or options to acquire any assets of the Company; (v) arrange, or in any way participate, directly or indirectly, in any financing for the purchase of any voting securities or securities convertible or exchangeable into or exercisable for any voting securities or assets of the Company; (vi) otherwise act, alone or in concert with others, to seek to propose to the

July 30, 2008

Page Two

Company or any of its affiliates or any of their respective shareholders or unitholders any merger, business combination, consolidation, sale, restructuring, reorganization, recapitalization or other transaction involving the Company or otherwise seek, alone or in concert with others, to control, change or influence the management, board of directors or policies of the Company or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the shareholders of the Company or any of its affiliates; (vii) make any public request or public proposal to amend, waive or terminate any provision of this Standstill, in each case by making a public announcement; or (viii) publicly announce an intention to do any of the actions restricted or prohibited under clauses (i) through (vii) of this Standstill; it being understood that, subject to applicable law, none of the foregoing restrictions shall restrict private communications with other stockholders of the Company or your ability to vote or agree to vote (or refrain from or agreeing to refrain from voting) any securities in which you have a beneficial interest.

Notwithstanding the foregoing, the restrictions set forth in this letter agreement shall terminate immediately upon the earliest to occur of (a) the public announcement by the Company to the effect that it is soliciting, directly or indirectly, proposals to effect a change of control transaction; (b) the acquisition by any third party or group other than the Company or any of its affiliates or associates (an “Offeror”) of beneficial ownership of shares of common stock of the Company, which, when combined with all other shares of common stock of the Company beneficially owned by the Offeror, represents more than fifteen percent (15%) of the voting power represented by all shares of common stock of the Company; (c) the entry by the Company into a “definitive agreement” with any Offeror with respect to a transaction which, if consummated, would result in a “change of control”; (d) the issuance by the Company to an Offeror of shares of common stock (or other securities of the Company convertible into or exchangeable for common stock of the Company), which, when combined with all other shares of common stock of the Company beneficially owned by such Offeror, represents more than fifteen percent (15%)of the voting power represented by all shares of common stock of the Company, if the Company and such Offeror do not enter into a “standstill” agreement for a time period and upon terms substantially similar to the provisions of this letter agreement; (e) a sale of all or substantially all of the assets of the Company (other than to a wholly owned subsidiary of the Company); (f) a liquidation or dissolution of the Company; (g) receipt by the Company of a bona fide proposal from an Offeror with respect to a change of control transaction which is not made by you in violation of this letter agreement and which the board of directors of the Company does not reject within (x) ten (10) business days following commencement of any tender or exchange offer with respect to a proposal subject to Section 14(d) of the Exchange Act or (y) thirty (30) business days with respect to any other proposal; provided that such termination shall not affect the liability for any breach of any provision of this letter agreement prior to such termination. For purposes of this letter agreement, a “change of control” shall mean (A) a merger or consolidation to which the Company is a party and as a result of which the persons who were stockholders of the Company immediately prior to the effective date of such merger or consolidation beneficially own (as defined in Rule 13d-3 under the Exchange Act) less than fifty percent (50%) of the voting stock of the surviving parent entity outstanding immediately following the effectiveness of such merger or consolidation; (B) a sale of all or substantially all of the Company’s assets (other than to a direct or indirect wholly-owned subsidiary of the Company); or (C) a liquidation or dissolution of the Company. In addition, for purposes of this

July 30, 2008

Page Three

letter agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement (including drafts or other documents that are exchanged relating to a transaction).

In the event that the Company waives any “standstill” provisions with a third party, other than a waiver that is granted to a third party in order for the Company to pursue a transaction set forth in clauses (i) through (vii) of the Standstill, then you will be entitled to such waiver on the same terms as the waiver granted to such third party.

You acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by you or your affiliates and that, in the event of any breach or threatened breach hereof, the Company shall be entitled to injunctive and other equitable relief, without proof of actual damages, that you shall not plead in defense thereto that there would be an adequate remedy at law, and that you agree to waive any applicable right or requirement that a bond be posted by the Company. Such remedies shall not be the exclusive remedies for a breach of this letter agreement, but will be in addition to all other remedies available at law or in equity. In the event of any litigation regarding or arising from this letter agreement, the prevailing party shall be entitled to recover its reasonable expenses, attorneys’ fees and costs incurred therein or in the enforcement or collection of any judgment or award rendered therein.

If any term or provision of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

No waiver of any provision of this letter agreement, or of a breach hereof, shall be effective unless it is in writing, signed by the party waiving the provision or the breach hereof. No waiver of a breach of this letter agreement (whether express or implied) shall constitute a waiver of a subsequent breach hereof. The parties understand and agree that no failure or delay by the other party in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Florida. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Florida and of the United States of America located in Tampa, Florida for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby and further agrees not to commence any action, suit or proceeding relating thereto except in such courts.

This letter agreement shall be binding upon the parties and upon their respective successors and permitted assigns.

July 30, 2008

Page Four

This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. One or more counterparts of this letter agreement may be delivered by telecopier or PDF electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

Very truly yours,

Gevity HR, Inc.

By:	/s/ Gary J. Welsh
Name: Gary J. Welsh Title: Senior Vice President and Chief Financial Officer

Confirmed and Agreed to:

General Atlantic Service Company, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Vice President and Chief Financial Officer
Date:	July 30, 2008